Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CARROLS HOLDCO INC.

Carrols Holdco Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: Article FIRST of the Amended and Restated Certificate of Incorporation is hereby amended in its entirety by inserting the following in lieu thereof:

“Name. The name of the Corporation is Carrols Restaurant Group, Inc.”

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242(b)(1) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 30th day of April, 2019.

CARROLS HOLDCO INC.

/s/ William E. Myers
Name:	William E. Myers
Title:	Vice President, General Counsel and Secretary